

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 7, 2023

Daniel L. Olivier
Chief Financial Officer
Yellow Corporation
501 Commerce Street
Suite 1120
Nashville, TN 37203

> **Re: Yellow Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 9, 2023**
> **File No. 000-12255**

Dear Daniel L. Olivier:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Exhibits and Financial Statement Schedules
Exhibit 23.1, page 71

1. We note that you have included an exhibit with a consent from KPMG LLP for inclusion of its reports pertaining to the audits of your financial statements and the effectiveness of internal control over financial reporting in several previously filed registration statements.

   However, the consent references their audit reports dated February 4, 2022, which were filed with your annual report last year, rather than February 9, 2023, which is the date of their audit reports in your more recent annual report.

   If you intend to utilize or maintain the registration statements identified in the consent, please obtain and file an updated auditor consent in an amendment to your report.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yong Kim, Staff Accountant at 202-551-3323 or Karl Hiller, Branch Chief, at 202-551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation